1Q22 Investor Presentation

April 19, 2022





Disclosures

CAUTIONARY STATEMENT

This communication contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements usually may be identified through use of words such as "may," "believe," "expect," "anticipate," "intend," "will," "should," "plan," "estimate," "predict," "continue" and "potential" or the negative of these terms or other comparable terminology, and include statements related to the expected returns and other benefits of the merger with Reliant Bancorp, Inc. ("Reliant") to shareholders, expected improvement in operating efficiency resulting from the merger, estimated expense reductions resulting from the transaction and the timing of achievement of such reductions, the impact on and timing of the recovery of the impact on tangible book value, and the effect of the merger on United's capital ratios. Forward-looking statements are not historical facts and represent management's beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to (1) the risk that the cost savings from the merger may not be realized or take longer than anticipated to be realized, (2) disruption from the merger with customer, supplier, employee or other business partner relationships, (3) the possibility that the costs, fees, expenses and charges related to the merger may be greater than anticipated, (4) reputational risk and the reaction of the companies' customers, suppliers, employees or other business partners to the merger, (5) the risks relating to the integration of Reliant's operations into the operations of United, including the risk that such integration will be materially delayed or will be more costly or difficult than expected, (6) the risk of potential litigation or regulatory action related to mergers, (7) the risks associated with United's pursuit of future acquisitions, (8) the risk of expansion into new geographic or product markets, (9) the dilution caused by United's issuance of additional shares of its common stock in mergers, and (10) general competitive, economic, political and market conditions. Further information regarding additional factors which could affect the forward-looking statements can be found in the cautionary language included under the headings "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in United's Annual Report on Form 10-K for the year ended December 31, 2021, and other documents subsequently filed by United with the SEC.

Many of these factors are beyond United Community Banks, Inc.'s ("United") ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and United undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for United to predict their occurrence or how they will affect United.

United qualifies all forward-looking statements by these cautionary statements.

Disclosures

NON-GAAP MEASURES

This Investor Presentation includes financial information determined by methods other than in accordance with generally accepted accounting principles ("GAAP"). This financial information includes certain operating performance measures, which exclude merger-related and other charges that are not considered part of recurring operations. Such measures include: "Earnings per share – operating," "Diluted earnings per share – operating," "Tangible book value per share," "Return on common equity – operating," "Return on tangible common equity – operating," "Return on assets – operating," "Return on assets – pre-tax pre-provision, excluding merger-related and other charges," "Efficiency ratio – operating," "Expenses – operating," and "Tangible common equity to tangible assets."

Management has included these non-GAAP measures because it believes these measures may provide useful supplemental information for evaluating United's underlying performance trends. Further, management uses these measures in managing and evaluating United's business and intends to refer to them in discussions about our operations and performance. Operating performance measures should be viewed in addition to, and not as an alternative to or substitute for, measures determined in accordance with GAAP, and are not necessarily comparable to non-GAAP measures that may be presented by other companies. To the extent applicable, reconciliations of these non-GAAP measures to the most directly comparable GAAP measures can be found in the 'Non-GAAP Reconciliation Tables' included in the exhibits to this Presentation.

United Community Banks, Inc.

Committed to Service Since 1950



Regional Full Service Branch Network
National Navitas and SBA Markets

● **Banking Offices**

Premier Southeast Regional Bank

- ✓ Metro-focused branch network with locations in the fastest growing MSAs in the Southeast
- ✓ 188 branches, 10 LPOs, and 8 mortgage loan offices across six Southeast states
- ✓ Top 10 market share in GA, SC and TN
- ✓ Proven ability to integrate – 12 transactions completed over the past 10 years

Extended Navitas and SBA Markets

- ✓ Offered nationwide
- ✓ SBA business has both in-footprint and national business (4 specific verticals)
- ✓ Navitas subsidiary is a technology enabled small-ticket, essential-use commercial equipment finance provider

Note: See glossary located at the end of this presentation for reference on certain acronyms

Company Overview

$24.4
BILLION IN TOTAL ASSETS

$4.6
BILLION IN AUA

12.5%
TIER 1 RBC

$0.21
QUARTERLY DIVIDEND – UP 11% YOY

198
BANKING OFFICES ACROSS THE SOUTHEAST

#1 IN CUSTOMER SATISFACTION
in 2022 with Retail Banking in the Southeast – J.D. Power

$14.3
BILLION IN TOTAL LOANS

$21.1
BILLION IN TOTAL DEPOSITS

100 BEST BANKS IN AMERICA
in 2022 for the ninth consecutive year - Forbes

#2 Highest Net Promoter Score
among all banks nationwide – J.D. Power

TOP 10 WORLD'S BEST BANKS
and **#3 in the United States** - Forbes

BEST BANKS TO WORK FOR
in 2021 for the fifth consecutive year – American Banker

1Q22 Highlights

$0.43
Diluted earnings per share - GAAP

$0.50
Diluted earnings per share - operating [1]

0.78%
Return on average assets - GAAP

0.89%
Return on average assets - operating [1]

1.52%
PTPP return on average assets - operating [1]

0.06%
Cost of deposits

38%
DDA / Total Deposits

6.8%
Return on common equity - GAAP

11.0%
Return on tangible common equity - operating [1]

9.4%
Annualized 1Q EOP core loan growth (excluding Reliant)

6.8%
Annualized 1Q EOP total deposit growth (excluding Reliant)

68%
Loan to Deposit ratio

Other 1Q notable items:
$18.3 mm initial provision to establish reserve for Reliant loans ($0.13 EPS)
$6.4 mm MSR write-up ($0.05 EPS)
$3.7 mm securities losses (-$0.03 EPS)



Diluted Earnings Per Share



Return on Average Assets



Book Value Per Share



PTPP Return on Average Assets [1]

(1) See non-GAAP reconciliation table slides in the Appendix for a reconciliation of operating performance measures to GAAP performance





Long-Term Financial Performance & Shareholder Return

ROA - Operating(1)
0.98%
1.06%
1.09%
1.40%
1.51%
1.07%
1.42%
0.89%
2015
2016
2017
2018
2019
2020
2021
1Q22
UCBI
KRX

ROTCE - Operating(1)
10.24%
11.86%
12.02%
15.69%
15.81%
12.24%
17.33%
11.00%
2015
2016
2017
2018
2019
2020
2021
1Q22
UCBI
KRX

Performance for the period ended April 15, 2022	United Community Banks, Inc.	KBW Nasdaq Regional Bank Index (KRX)
1-YEAR	-5%	-4%
3-YEAR	121%	60%
5-YEAR	206%	110%
10-YEAR	318%	175%

Total Shareholder Return $
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
$417
UCBI Outperformance
$271

(1) See non-GAAP reconciliation table slides in the Appendix for a reconciliation of operating performance measures to GAAP performance

UNITED

Footprint Focused on High-Growth MSAs in Southeast

Fastest Growing Southeast MSAs [1]	'22 - '27 Proj. Pop. Growth %	'22 Population	'27 Proj. Median Household Income
1. Nashville, TN	6.10	2,015,914	$89,164
2. Orlando, FL	5.64	2,694,186	$78,749
3. Atlanta, GA	5.38	6,206,533	$88,792
4. Raleigh, NC	5.14	1,426,329	$99,125
5. Jacksonville, FL	4.82	1,613,916	$82,819
6. Tampa, FL	4.79	3,277,020	$73,066
7. Charlotte, NC	4.47	2,697,040	$82,505
8. Richmond, VA	4.46	1,328,751	$83,105
9. Birmingham, AL	4.25	1,120,659	$72,525
10. Washington, D.C.	4.05	6,441,102	$125,882

■ United MSA Presence

Projected Population Growth [2]
2022 – 2027 (%)



Projected Household Income Growth [2]
2022 – 2027 (%)



Median Household Income [2]
($ in thousands)



(1) Includes MSAs with a population of greater than 1,000,000
(2) Data by MSA shown on a weighted average basis by deposits

Outstanding Deposit Franchise



1Q22 Total Deposits 21.1 billion

- Time 8%
- Savings 7%
- MMDA 25%
- NOW 22%
- DDA 38%



Cost of Deposits Trend

- 1Q20: 0.56%
- 2Q20: 0.38%
- 3Q20: 0.25%
- 4Q20: 0.17%
- 1Q21: 0.14%
- 2Q21: 0.09%
- 3Q21: 0.07%
- 4Q21: 0.06%
- 1Q22: 0.06%

✓ Total deposits were up $2.8 billion from 4Q21 and up $5.1 billion YOY

- Excluding Reliant, 1Q22 total deposits grew $310 million, or 6.8% annualized
- Excluding Reliant and Aquesta, total deposits were up $1.9 billion, or 11.9% YOY

✓ Core transaction deposits were up $2.6 billion from 4Q21 and up $4.5 billion YOY

- Excluding Reliant, 1Q22 core transactions deposits grew $478 million, or 13.4% annualized
- Excluding Reliant and Aquesta, core transaction deposits were up $1.7 billion, or 13.8% YOY

✓ Cost of deposits were flat from 4Q21 at 0.06% in 1Q22, despite the addition of Reliant and rate increases

Note: Core transaction accounts include demand deposits, interest-bearing demand, money market and savings accounts, excluding public funds deposits

Well Diversified Loan Portfolio

1Q22 Total Loans $14.3 billion



Residential Construction
Manufactured Housing
Home Equity
3%
2%
5%
Residential Mortgage
13%
C&I
43%
Other Consumer
1%
23%
CRE
10%
Commercial Construction

Quarter Highlights

- ✓ Loans, excluding PPP and Reliant loans, increased $277 million, or 9.4% annualized
- ✓ Sold $45.6 million of out of market Reliant loans
- ✓ Strong organic growth was driven by C&I and commercial construction, with 1Q22 growth of 4.3% and 2.3%, respectively
- ✓ Added a $269 million manufactured housing portfolio from Reliant that makes up 2% of total loans

Granular Loan Portfolio

- ✓ Construction & CRE ratio as a percentage of total RBC = 77%/210%
- ✓ Top 25 relationships total $723 million, or 5.0% of total loans
- ✓ SNCs outstanding of $241 million, or 1.7% of total loans
- ✓ Project lending limit of $25 million
- ✓ Relationship lending limit of $40 million

Note: C&I includes commercial and industrial loans, owner-occupied CRE loans and Navitas (equipment finance) loans

Deposit Growth Creates Remix Opportunity

$ in billions

Loans and Deposits



	1Q21	2Q21	3Q21	4Q21	1Q22
Annualized Core Loan Growth %	3%	5%	4%	7%	9%
Loan Yield %	4.44%	4.40%	4.54%	4.18%	4.18%
Annualized Core Deposit Growth %	20%	8%	13%	17%	13%
Deposit Cost %	0.14%	0.09%	0.07%	0.06%	0.06%

Note: Loan growth excludes PPP loans and adjusts for the Aquesta acquisition that closed October 1, 2021 and the Reliant acquisition that closed January 1, 2022. Deposit growth also adjusts for the Aquesta and Reliant acquisitions.

Capital

Holding Company	1Q21		2Q21		3Q21		4Q21		4Q21 KRX Peer Median		UCBI vs. KRX		1Q22*	
Common Equity Tier 1 Capital	12.3	%	12.6	%	12.6	%	12.5	%	12.0	%	+ 0.5	%	11.9	%
Tier 1 Risk-Based Capital	13.1		13.3		13.4		13.2		12.2		+ 1.0		12.5	
Total Risk-Based Capital	14.9		15.1		14.9		14.7		14.2		+ 0.5		14.3	
Leverage	9.4		9.3		9.2		8.8		8.9		- 0.1		8.9	
Tangible Common Equity to Tangible Assets	8.6		8.7		8.5		8.1		8.3		- 0.2		7.7	
Tangible Book Value per share	$17.83		$18.49		$18.68		$18.42						$17.08	

✓ Regulatory ratios declined as expected primarily due to closing the Reliant acquisition

✓ Quarterly dividend of $0.21 per share, an increase of 11% YOY

✓ Unrealized securities losses in OCI increased by $153 million to $177 million in 1Q22

✓ There were no share repurchases during 1Q22

*1Q22 regulatory capital ratios are preliminary

Net Interest Revenue / Margin[1]

$ in millions



- Net interest margin increased 16 bps from 4Q21, primarily driven by the Reliant acquisition, increased interest rates and a shift from cash into securities
- Core net interest margin of 2.90%, which excludes PPP fees and loan accretion, was up 24 bps in 1Q22 from 2.66% in 4Q21
- Loan accretion totaled $3.1 million and contributed 6 bps to the margin, down 2 bps from 4Q21
- PPP fees contributed 2 bps in 1Q22 compared to 8 bps in 4Q21
- 49% of total loans are floating rate, but 9% are currently priced at their floors. With 50 bps of rate hikes, 46% of loans will be floating
- 23% of securities are floating rate

(1) Net interest margin is calculated on a fully-taxable equivalent basis
(2) Core net interest margin excludes PPP fees and loan accretion

Noninterest Income

$ in millions



1Q21 — $44.7
- Loan sale gains: $1.0
- Mortgage: $22.6
- Brokerage / Wealth Mgmt: $3.5
- Other: $10.0
- Service Charges: $7.6

2Q21 — $35.8
- Loan sale gains: $4.1
- Mortgage: $11.1
- Brokerage / Wealth Mgmt: $3.8
- Other: $8.4
- Service Charges: $8.4

3Q21 — $40.1
- Loan sale gains: $2.4
- Mortgage: $13.8
- Brokerage / Wealth Mgmt: $5.5
- Other: $9.0
- Service Charges: $9.4

4Q21 — $37.2
- Loan sale gains: $3.8
- Mortgage: $10.9
- Brokerage / Wealth Mgmt: $6.1
- Other: $7.8
- Service Charges: $8.6

1Q22 — $39.0
- Loan sale gains: $3.2
- Mortgage: $16.1
- Brokerage / Wealth Mgmt: $5.9
- Other: $4.7
- Service Charges: $9.1

Legend:
- Service Charges
- Brokerage / Wealth Mgmt
- Loan sale gains
- Other
- Mortgage

Linked Quarter

✓ Fees up $1.8 million

- Mortgage fees up $5.2 million from 4Q21 primarily due to a $6.4 million increase in the mark on the MSR asset
  - Rate locks were up with $757 million compared to $695 million in 4Q21
  - Mortgage closings of $462 million compared to $522 million in 4Q21
  - 1Q22 mortgage production purchase/refi mix was 69%/31%
- Gain on sale of SBA loans was $2.5 million on $28.3 million of loan sales
- Gain on sale of equipment finance loans was $732 thousand on $23.4 million of loan sales
- Reliant added approximately $3.2 million of noninterest income
- The decline in other income reflects $3.7 million of securities losses

Year-over-Year

✓ Fees down $5.7 million

- Mortgage rate locks down 24% compared to last year ($757 million in 1Q22 compared to $933 million in 1Q21) as volume and gain on sale have declined YOY

Disciplined Expense Management

$ in millions



Expenses
- GAAP
- Operating [1]

Efficiency Ratio
- GAAP
- Operating [1]

Linked Quarter

✓ GAAP and operating expenses increased 9.2% and 11.2%, respectively

- Primary reason for 1Q increase is due to the inclusion of Reliant expenses
- Efficiency ratio improved to 53.1% as legacy UCBI expenses were improved on an absolute basis, full Aquesta cost savings were realized and a portion of the expected Reliant cost savings were realized

Year-over-Year

✓ GAAP and operating expenses increased 25.3% and 17.7%, respectively

- The majority of the increase is driven by the Reliant acquisition, which closed on January 1, 2022, the Aquesta acquisition, which closed on October 1, 2021 and the FinTrust acquisition, which closed on July 6, 2021

(1) See non-GAAP reconciliation table slides at the end of the exhibits for a reconciliation of operating performance measures to GAAP performance measures

Credit Quality

Net Charge-Offs as % of Average Loans



✓ 1Q22 net charge-offs of $2.98 million, or 0.08% of average loans, annualized

Provision for Credit Losses & NCOs ($ in millions)



✓ The provision for credit losses was $23.1 million, including $18.3 million to establish the Reliant initial loan loss reserve

Higher-Risk Loan Trends



Special Mention & Substandard Accruing Loans as a % of Total Loans

- ✓ Special mention loans decreased by 0.50% (from $304 million in 4Q21 to $298 million in 1Q22, a decrease of $6 million)
- ✓ Substandard, but still accruing loans, declined 0.21% quarter over quarter as a % of total loans



Non-Performing Assets as a % of Total Loans

- ✓ Non-performing assets increased by $8.0 million during the quarter and stand at 0.29% of total loans

ACL Walk Forward



($000)
$113,524
$3,373
($552)
($2,978)
$116
$1,825
$12,737
$18,324
$146,369
4Q21 ACL
Loan Growth
Reserve for Unfunded Commitments (net of Reliant)
NCOs
Specific Reserve
Model / Forecast Changes
Reliant Day 1 PCD Credit Allowance
Reliant Day 2 Non PCD Double Dip
1Q22 ACL

ACL / Loans: 0.97% → 1.02%

Note: ACL includes the reserve for unfunded commitments

1Q22 INVESTOR PRESENTATION
Exhibits





Blended Cash and Securities Yield

$ in billions

Cash and Securities



	4Q19	**1Q20**	**2Q20**	**3Q20**	**4Q20**	**1Q21**	**2Q21**	**3Q21**	**4Q21**	**1Q22**
Securities Yield %	2.77%	2.84%	2.68%	2.21%	1.83%	1.62%	1.58%	1.51%	1.46%	1.55%
Blended Yield %	2.56%	2.63%	2.14%	1.61%	1.36%	1.30%	1.31%	1.19%	1.10%	1.24%
Avg. 10-Yr Treasury %	1.80%	1.38%	0.69%	0.65%	0.86%	1.31%	1.58%	1.32%	1.53%	1.95%

Interest Rate Sensitivity

Net Interest Income Sensitivity



- ✓ 4.47% asset sensitivity in +100 bps ramp
- ✓ One 25 bps Fed rate hike is worth approximately 4 bps to net interest margin
  - ✓ 22% Beta assumed for discretionary non maturity deposits
- ✓ Other relevant data points
  - ✓ Approximately $5.8 billion or 49% of loans are floating rate loans
  - ✓ Approximately $1 billion of loans are at their floor, $700 million of which would begin floating after 50 bps of rate hikes

Navitas Performance

$ in millions



| | Originations $ | Loan Growth % (ann.) | Portfolio Yield % |

- ✓ Navitas 8% of total loans
- ✓ Navitas 1Q22 NCOs = 0.10%
- ✓ Economic recovery and government intervention driving historically low loss rates
- ✓ Navitas ACL - Loans equated to 1.68% as of 1Q22

Expanding Mortgage Throughout the Footprint

$ in millions



- ✓ Gain on sale % has declined to pre-pandemic levels

- ✓ 1Q22 gain on sale understated due to unrealized hedging gains with the total economics closer to 3.5%

- ✓ Purchase / Refi mix has shifted from 42% / 58% in 1Q21 to 69% / 31% in 1Q22

- ✓ Technology investments have also paid off as we have been able to better market to our existing customers and also have enabled us to cut processing costs and process times

- ✓ We have added loan originators in both Florida and Tennessee markets

Selected Segments – Senior Care

$ in millions



- ✓ Senior Care lending team are dedicated specialists with significant experience in the space

- ✓ Senior Care portfolio outstanding for UCBI totaled $518 million as of 1Q22, or 4% of total loans

- ✓ As of March 31, $6.7 million of Senior Care loans were in nonaccrual

- ✓ As of March 31, $144 million of Senior Care loans were special mention and $66 million were substandard accruing

Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	1Q21	2Q21	3Q21	4Q21	1Q22
Expenses					
Expenses - GAAP	$ 95,194	$ 95,540	$ 96,749	$ 109,156	$119,275
Merger-related and other charges	(1,543)	(1,078)	(1,437)	(9,912)	(9,016)
Expenses - Operating	$ 93,651	$ 94,462	$ 95,312	$ 99,244	$110,259
Diluted Earnings per share					
Diluted earnings per share - GAAP	$ 0.82	$ 0.78	$ 0.82	$ 0.55	$ 0.43
Merger-related and other charges	0.01	0.01	0.01	0.09	0.07
Diluted earnings per share - Operating	0.83	0.79	0.83	0.64	0.50
Book Value per share					
Book Value per share - GAAP	$ 22.15	$ 22.81	$ 23.25	$ 23.63	$ 24.38
Effect of goodwill and other intangibles	(4.32)	(4.32)	(4.57)	(5.21)	(7.30)
Tangible book value per share	$ 17.83	$ 18.49	$ 18.68	$ 18.42	$ 17.08
Return on Tangible Common Equity					
Return on common equity - GAAP	15.37 %	14.08 %	14.26 %	9.32 %	6.80 %
Effect of merger-related and other charges	0.26	0.17	0.22	1.42	1.03
Return on common equity - Operating	15.63	14.25	14.48	10.74	7.83
Effect of goodwill and intangibles	4.05	3.56	3.75	3.19	3.17
Return on tangible common equity - Operating	19.68 %	17.81 %	18.23 %	13.93 %	11.00 %
Return on Assets					
Return on assets - GAAP	1.62 %	1.46 %	1.48 %	0.96 %	0.78 %
Merger-related and other charges	0.03	0.02	0.02	0.14	0.11
Return on assets - Operating	1.65 %	1.48 %	1.50 %	1.10 %	0.89 %

Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	1Q21		2Q21		3Q21		4Q21		1Q22	
Return on Assets to return on assets- pre-tax pre-provision										
Return on assets - GAAP	1.62	%	1.46	%	1.48	%	0.96	%	0.78	%
Income tax expense	0.46		0.47		0.45		0.26		0.20	
(Release of) provision for credit losses	(0.28)		(0.29)		(0.23)		(0.01)		0.39	
Return on assets - pre-tax, pre-provision	1.80		1.64		1.70		1.21		1.37	
Merger-related and other charges	0.03		0.03		0.03		0.19		0.15	
Return on assets - pre-tax, pre-provision, excluding merger-related and other charges	1.83	%	1.67	%	1.73	%	1.40	%	1.52	%
Efficiency Ratio										
Efficiency Ratio - GAAP	53.55	%	54.53	%	53.11	%	62.12	%	57.43	%
Merger-related and other charges	(0.87)		(0.61)		(0.78)		(5.64)		(4.34)	
Efficiency Ratio - Operating	52.68	%	53.92	%	52.33	%	56.48	%	53.09	%
Tangible common equity to tangible assets										
Equity to assets ratio - GAAP	10.95	%	11.04	%	10.89	%	10.61	%	11.06	%
Effect of goodwill and other intangibles	(1.86)		(1.82)		(1.87)		(2.06)		(2.94)	
Effect of preferred equity	(0.52)		(0.51)		(0.49)		(0.46)		(0.40)	
Tangible common equity to tangible assets ratio	8.57	%	8.71	%	8.53	%	8.09	%	7.72	%
Allowance for credit losses - total to loans										
Allowance for credit losses - total to loans (GAAP)	1.16	%	1.08	%	0.99	%	0.97	%	1.02	%
Effect of PPP loans	0.10		0.04		0.01		0.00		0.00	
Allowance for credit losses - total to loans, excluding PPP loans	1.26	%	1.12	%	1.00	%	0.97	%	1.02	%

Glossary

ACL – Allowance for Credit Losses	MLO – Mortgage Loan Officer
ALLL – Allowance for Loan Losses	MTM – Marked-to-market
AUA – Assets Under Administration	MSA – Metropolitan Statistical Area
BPS – Basis Points	MSR – Mortgage Servicing Rights Asset
C&I – Commercial and Industrial	NCO – Net Charge-Offs
C&D – Construction and Development	NIM – Net Interest Margin
CECL – Current Expected Credit Losses	NPA – Non-Performing Asset
CET1 – Common Equity Tier 1 Capital	NSF – Non-sufficient Funds
CRE – Commercial Real Estate	OO RE – Owner Occupied Commercial Real Estate
CSP – Customer Service Profiles	PCD – Loans Purchased with Credit Deterioration
DDA – Demand Deposit Account	PPP – Paycheck Protection Program
EOP – End of Period	PTPP – Pre-Tax, Pre-Provision Earnings
EPS – Earnings Per Share	RBC – Risk Based Capital
FTE – Fully-taxable equivalent	ROA – Return on Assets
GAAP – Accounting Principles Generally Accepted in the USA	SBA – United States Small Business Administration
KRX – KBW Nasdaq Regional Banking Index	TCE – Tangible Common Equity
LPO – Loan Production Office	USDA – United States Department of Agriculture
	YOY – Year over Year